January 13, 2020

Robert Knoth
Chief Financial Officer
IEH Corporation
140 58th Street, Suite 8E
Brooklyn, New York 11220

       Re: IEH Corporation
           Form 10-K for the Fiscal Year Ended March 29, 2019
           Filed July 12, 2019
           File No. 000-05278

Dear Mr. Knoth:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.



Form 10-K for the Fiscal Year Ended March 29, 2019

Management's Report on Internal Control over Financial Reporting, page 23

1. Please include disclosure in your future filings of the COSO framework (e.g. 2013) used to evaluate the effectiveness of your internal control over financial reporting.
Item 9A. Controls and Procedures
Changes in Internal Control over Financial Reporting, page 24

2. Please refer to Item 308(C) of Regulation S-K and provide disclosure of whether or not any changes occurred during your last fiscal quarter, that materially affected or is reasonably likely to materially affect your internal control over financial reporting. It is unclear from your disclosure if the changes you mention were implemented in your last fiscal quarter or at other times. We note your disclosure indicates the Audit Committee
 Robert Knoth
FirstName LastNameRobert Knoth
IEH Corporation
Comapany NameIEH Corporation
January 13, 2020
Page 2
January 13, 2020 Page 2
FirstName LastName
         was formed on November 27, 2018, which appears to represent a change in your third fiscal quarter.
Financial Statements
Report of Independent Registered Public Accounting Firm , page 39

3. Please have your independent registered public accounting firm provide you with an audit opinion that provides audit coverage for the years ended March 29, 2019 and March 30,
         2018. Please file an amendment to include the revised report along with updated certifications. Refer to Rule 8-02 of Regulation S-X for guidance. Balance Sheet, page 40

4. We note that you reflect $54,489 in other assets on your balance sheet for both fiscal years ended 2019 and 2018. Please explain to us what this asset represents and why the balance remains unchanged.
Liabilities and Stockholders' Equity, page 41

5. We note $348,230 of "Customer advance payments" as of March 29, 2019 reflected on your balance sheet. Please explain to us the nature of the advance payments. As part of your response, please explain to us why the disclosure requirements under ASC 606-10-
         50-8 are not applicable.
Notes to Financial Statements
Note 7 Income Taxes, page 50

6. You disclosed that your company accounts for deferred income tax assets or liabilities under ASC 740. Please address the following:

              Please revise to disclose the components of the net deferred tax liability or asset in accordance with paragraphs 2 through 5 of ASC 740-10-50.
              Please explain to us where on the balance sheet you recorded deferred tax assets and deferred tax liabilities.
              Please disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates. Refer to ASC 740-10-50-12.
 Robert Knoth
IEH Corporation
January 13, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments.



FirstName LastNameRobert Knoth                            Sincerely,
Comapany NameIEH Corporation
                                                          Division of
Corporation Finance
January 13, 2020 Page 3                                   Office of
Manufacturing
FirstName LastName